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Darren Freedman ● (310) 789-1207 ● dfreedman@troygould.com	File No. 03072-0001

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sigma Labs, Inc. Form 10-Q for Fiscal Quarter Ended March 31, 2019 Response Dated June 4, 2019 File No. 001-38015

Ladies and Gentlemen:

By letter dated June 12, 2019, the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) provided Sigma Labs, Inc. (the “Company”) with an additional comment after reviewing the Company’s June 4, 2019 response to the Staff’s comment letter.

This letter sets forth the Company’s response to the Staff’s comment. The numbered response and the heading set forth below correspond to the numbered comment and heading in the Staff’s letter dated June 12, 2019.

Form 10-Q for the quarterly period ended March 31, 2019

Note 4 - Stockholders’ Equity

Deferred Compensation, page 9

1.	We note your response to comment 3 in our letter dated May 23, 2019. Please tell us the specific reference within ASC 718 that supports the recognition of the $225,000 prepaid asset for the non-vested shares of common stock granted to the non-employee directors. It appears that the non-employee directors meet the definition of employees per ASC 718-20.

COMPANY’S RESPONSE:

Based on further research, the Company has determined that the accounting treatment previously applied to the subject grant of shares of common stock to the Company’s non-employee directors was incorrect. As the error had a $0 impact on both the cash balance and the net loss reported in the Company’s Form 10-Q, the Company has determined that it is not material to users of the Company’s financial statements. Accordingly, the Company will correct such accounting treatment immediately and the result of such correction will be reflected on the Balance Sheet included in the Company’s Form 10-Q for the quarterly period ended June 30, 2019.

Securities and Exchange Commission

June 19, 2019

Please advise the undersigned if you desire to receive any additional information in connection with your letter dated June 12, 2019.

Very truly yours,

TROYGOULD PC

/s/ Darren Freedman
Darren Freedman